SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2009
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______.)

EXHIBITS
FORWARD-LOOKING STATEMENTS
SIGNATURES
EXHIBIT 1
EXHIBIT 2

EXHIBITS
Exhibit Number
1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2008, dated March 31, 2009.

2	Announcement in respect of Closure of Register of Members, dated March 31, 2009
FORWARD-LOOKING STATEMENTS
The Annual Results Announcement of the Company for the year ended December 31, 2008, constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s operating strategies and future plans and objectives of management, mergers and acquisitions, and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its network expansion plans and related expenditure plans, including, among others: those relating to 3G digital cellular business and 3G network infrastructure build-outs; its future business condition and financial results; cash flows; dividends; financing plans; its ability to upgrade and expand existing networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements.
These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of the future performance of the Company. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:
■	any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC;

■	the level of demand for telecommunications services;

■	competitive forces in more liberalized markets, including pricing pressures and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

■	the effects of tariff reduction initiatives;

■	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

■	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

■	any changes in the PRC telecommunications industry resulted from the issuance of the licenses of third generation mobile telecommunications by the PRC government;

■	the results of the ongoing restructuring of the PRC telecommunications industry;

■	any changes in the effects of competition on the demand and price of the Company’s telecommunications services;

■	the effect of the Company’s restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the merger; the effect of the Company’s proposed adjustment in its business strategies relating to the personal handy-phone system business;

■	any changes in telecommunications and related technologies and applications based on such technologies;

■	any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the current economy downturn, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market; and

■	the potential continued slowdown of economic activities at home and abroad.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: April 1, 2009

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer